TOMRA®

RECEIVED

2006 JUL 21 P 2:14

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington, D.C. 20549
U.S.A.

06015380

Asker, 13 July 2006

Dear Sir/Madam,

SUPPL

Please find enclosed copies of recent stock exchange announcements by Tomra Systems ASA. The information is furnished as part of our ongoing obligations pursuant to Rule 12g3-2(b).

Best regards

Håkon Volldal
VP Investor Relations & Business Development
Tomra Systems ASA
P.O. Box 278
N-1372 Asker
Norway

PROCESSED
JUL 25 2006
THOMSON
FINANCIAL

dlw 7/24

TOMRA – Second Quarter 2006 results

Please find a short version of the quarterly report below. For more detailed information, please find links to the complete quarterly report and presentation at the end of the summary.

Revenues of 1021 MNOK (+72 percent relative to 593 MNOK in second quarter 2005)
Operating profit of 203 MNOK (-22 MNOK in second quarter 2005)
Cash flow from operations of -65 MNOK (44 MNOK in second quarter 2005)

Collection Technology
Revenues equaled 656 MNOK in second quarter 2006, up 136 percent versus last year. Year-to date revenues are up 120 percent. Increased sales in Germany is the main reason for the growth in revenues. The operating profit in the quarter came in at 179 MNOK versus last year's loss of 20 MNOK.

Europe
Revenues amounted to 570 MNOK in second quarter 2006, up 206 percent versus second quarter 2005. In Germany TOMRA installed ~2400 new machines and upgraded 600 existing machines during the second quarter.

US East & Canada
Revenues equaled 13.8 MUSD in second quarter 2006, down 5 percent compared to second quarter 2005. Year-to-date revenues are up 2 percent measured in USD and 4 percent measured in NOK.

Materials Handling
Revenues in second quarter 2006 increased by 16 percent to 38.5 MUSD. Year-to-date revenues are up 13 percent measured in USD and 15 percent measured in NOK. The main driver is increased volumes in California. Although gross margin and operating profit are lower in second quarter 2006 versus last year, the underlying performance is stronger this year as 2005 numbers were positively impacted by one-time supplemental processing fees in California.

Industrial Processing Technology
Revenues amounted to 122 MNOK, an increase of 21 percent versus 2005. Year-to-date revenues are up 33 percent. Gross margins are fairly stable and increased revenues do not trigger corresponding increases in operating expenses. Therefore operating profits are up from 12 MNOK in second quarter 2005 to 22 MNOK this year.

Development initiatives
Revenues from this segment during second quarter 2006 amounted to 2 MNOK. Overall costs were reduced from 30 MNOK last year to 12 MNOK this year. The second quarter 2006 marked the final breakthrough for TOMRA's collection technology in markets without deposit on beverage containers.

Japan
In May 2006 TOMRA and Sumitomo Corporation signed a partnership agreement. Under the agreement TOMRA and Sumitomo will commit joint resources to a project aiming at installing 100 reverse vending machines in the Tokyo area before June 2007. 8 machines were installed in the second quarter of 2006 and in early July TOMRA and Sumitomo received an order for 15 machines from Adachi Ward.

TRC pilot in the UK
On 2 June 2006 Tesco Plc placed an order for 100 Tomra Recycling Centers (TRC). The order is worth approximately 100 MNOK. 15 centers will be delivered during 2006, the remaining 85 centers during second and third quarter 2007.

Greece
A privately owned company will put in place more than 70 recycling centers using TOMRA technology. The initial potential for TOMRA is 210 RVMs delivered in 3 batches during 2006/2007. The first 39 machines have already been shipped and will most likely be installed in autumn 2006.

For presentation of 2nd quarter 2006 please use the following link:

For full report with tables of 2nd quarter 2006, please use the following link:

To view the web cast live on internet, please use the following link:

A record of the broadcast will be available as soon as the live broadcast has ended.

TOMRA®

SECOND QUARTER 2006

Highlights from second quarter 2006 include:

- Strong performance in all business areas
- Revenues of 1,021 MNOK (+72 percent relative to 593 MNOK in second quarter 2005)
- Operating profit of 203 MNOK (-22 MNOK in second quarter 2005)
- Cash flow from operations of -65 MNOK (44 MNOK in second quarter 2005)
- Breakthrough in non-deposit markets
- Acquisition of CommoDaS GmbH, a leading provider of advanced material recognition and sorting technology

TOMRA SECOND QUARTER 2006

CONSOLIDATED FINANCIALS

Revenues in second quarter 2006 amounted to 1,021 MNOK, up 72 percent from 593 MNOK last year. Organic growth adjusted for currency fluctuations was 76 percent.

Gross margin equaled 38.8 percent in second quarter 2006, which is up from 37.1 percent in the corresponding quarter in 2005. Operating profit in the quarter equaled 203 MNOK and thus represents the best quarter ever for TOMRA and a significant improvement compared to the operating loss of 22 MNOK last year. Although last year's performance was negatively impacted by restructuring charges, the increased profitability is a result of improved performance in all business areas compared to last year.

Cash flow from operations in the second quarter 2006 equaled -65 MNOK and the total cash balance at the end of the quarter was 128 MNOK. The main reason for the negative cash flow and the change in the cash balance versus previous quarter is the increased working capital requirements related to the ramp-up in Germany.

All figures have been stated for continued operations according to IFRS. Thus, revenues from TOMRA's Brazilian operations in 2005 have been excluded. Profit from these operations is reported under "profit on discontinued operations".

SEGMENT REPORTING

Collection Technology

Revenues in the Collection Technology segment equaled 656 MNOK in second quarter 2006, an increase of 136 percent versus last year. Year-to date revenues are up 120 percent. The main driver for both the quarterly and the year to date growth is increased sales to Germany.

Gross margin in the second quarter 2006 equaled 44 percent, up from 42 percent in the corresponding period last year. The operating profit of 179 MNOK in the second quarter 2006 represented a significant improvement over last year when TOMRA showed an operating loss of 20 MNOK.

Figures in NOK million	2q06	2q05	6m06	6m05
Revenue	656	278	1159	528
- Nordic	*99*	*97*	*194*	*182*
- Central Europe	*471*	*89*	*785*	*173*
- Rest of Europe	-	-	-	-
- US East & Canada	*86*	*92*	*180*	*173*
Gross contribution*	289	118	511	241
- in %	*44%*	*42%*	*44%*	*46%*
Operating expenses**	110	138	216	230
Operating profit	179	(20)	295	11
- in %	*27%*	-	*25%*	*2%*
** includes charges of*	-	*12*	-	*12*
***includes charges of*	-	*34*	-	*34*

Europe

Revenues in Europe equaled 570 MNOK in second quarter 2006, up 206 percent versus second quarter 2005. Adjusted for currency fluctuations, revenues increased by 215 percent. A weaker euro is the main reason for the currency fluctuations.

In Germany TOMRA has so far received orders for approximately 9,600 reverse vending machines (RVMs) for installation during 2006. Only 200 machines were added to TOMRA's order book during the second quarter. The limited order intake can be attributed to the fact that most customers focused on installing the machines they had ordered rather than re-evaluating their needs and placing additional orders. TOMRA installed 2,600 new machines and upgraded 400 existing machines in the second quarter, thus meeting the previously announced estimate of 3,000 machines for the period.

With respect to the total market opportunity for TOMRA in Germany, certain initial estimates were communicated to the market last year. Based on several months of operational experience in Germany TOMRA is now in a position to provide updated estimates:

- The total demand for RVMs was estimated to be in the 30,000-40,000 range (40,000 in a mature market scenario). As most machines in Germany seem to handle a larger number of containers than in other markets, TOMRA believes that the initial demand will be 30,000 machines. The 40,000 mark is more likely to be reached in a 5 year perspective after the initial wave of installations ends in 2008.
- TOMRA's initial goal was to capture 50-70 percent of the market. Using the publicly announced orders as a basis for calculating market shares, TOMRA has currently obtained 60 percent. The 50-70% market share target is therefore maintained.

- Prices in Germany are lower than in other markets as most machines are simple and only handle limited varieties of containers (mostly non-refillable). The average price for a new RVM is 150,000-160,000 NOK, i.e., in the low range of the previously communicated 150,000-175,000 NOK range.
- Sales in Germany typically have a gross margin that is up to 10 percentage points lower than in other markets. This reflects the size of the orders and the relatively simple RVMs sold. Despite a lower gross margin TOMRA is confident that the company will continue to meet the 20+ percent EBIT margin target on sales to Germany.

Revenues from European markets outside Germany in the second quarter 2006 increased by 9 percent compared to last year. In Denmark TOMRA signed a frame contract with the deposit system operator (Dansk Retursystem - DRS) for upgrading backroom solutions. The initial offer that goes out to Danish retailers this year includes 150 backroom solutions. The full potential for new backroom installations in Denmark in the next couple of years could be as high as 1,000.

The UNO, which is an RVM intended for handling of empty beverage containers in small stores, has been well received by customers. More than 400 UNOs were sold during second quarter 2006 bringing the total number of sold UNOs to 1,100 since the launch late 2005. TOMRA is currently testing the UNO with several potential "high volume" customers in the Nordic countries, Germany and Estonia.

US East & Canada

Revenues in US East and Canada equaled 13.8 MUSD in second quarter 2006, down 5 percent compared to second quarter 2005. The main reasons for this decline were lower return volumes of containers and, as previously communicated, installation of several machines ahead of schedule in first quarter 2006

Year-to-date revenues are up 2 percent measured in USD and 4 percent measured in NOK. This is driven by strong placements of RVMs. During first half 2006 TOMRA installed approximately 450 machines, up from 320 in the prior year. The increase in installments is driven by among other the replacement contract announced in January this year.

Materials Handling

Revenues within Materials Handling in second quarter 2006 increased by 16 percent to 38.5 MUSD. Year-to-date revenues are up 13 percent measured in USD and 15 percent measured in NOK. Although gross margin and operating profit are lower in second quarter 2006 versus last year, the underlying performance is stronger this year as 2005 numbers were positively impacted by one-time supplemental processing fees in California.

Figures in NOK million	2q06	2q05	6m06	6m05
Revenue	241	213	459	400
- US East & Canada	*123*	*120*	*237*	*221*
- US West	*118*	*93*	*222*	*179*
Gross contribution	51	54	94	88
- in %	*21%*	*25%*	*20%*	*22%*
Operating expenses	32	34	61	60
Operating profit	19	20	33	28
- in %	*8%*	*9%*	*7%*	*7%*

In the US East and Canada, revenues in the quarter increased by 4 percent to 19.7 MUSD in the second quarter 2006. Growth was driven by a processing agreement in Canada and by materials marketing activities, partly offset by 5 percent decline in container volumes. Year-to-date revenues are up 5 percent measured in USD and 7 percent measured in NOK compared to last year.

The Californian operations experienced a revenue increase of 30 percent to 18.8 MUSD in second quarter due to growth in container volumes (+16 percent), favorable commodity pricing and processing on behalf of third party entities. Year-to-date revenues are up 22 percent measured in USD and 24% in NOK.

Industrial Processing Technology

Second quarter 2006 revenues amounted to 122 MNOK, an increase of 21 percent versus 2005. Growth was driven by strong sales in both TiTech and Orwak Group (CommoDaS is not included in the figures).

Figures in NOK million	2q06	2q05	6m06	6m05
Revenue	122	101	222	167
- Nordic	*20*	*21*	*29*	*35*
- Central Europe & UK	*75*	*42*	*131*	*81*
- Rest of Europe	*17*	*13*	*28*	*17*
- US East & Canada	*1*	*10*	*8*	*13*
- Rest of World	*9*	*15*	*26*	*21*
Gross contribution	57	48	105	76
- in %	*47%*	*48%*	*47%*	*46%*
Operating expenses*	35	36	70	73
Operating profit	22	12	35	3
- in %	*18%*	*12%*	*16%*	*2%*
**includes charges of*	*-*	*3*	*-*	*3*

Year-to-date revenues are up 33 percent. As gross margins are fairly stable and increased revenues do not trigger a corresponding increase in operating expenses, the segment benefits from increased operational leverage. Thus, operating profit nearly doubled from 12 MNOK in second quarter 2005 to 22 MNOK this year.

TiTech Visionsort

The demand for TiTech equipment continues to be very strong. This is driven by favorable regulatory environment, increased acceptance for optical sorting solutions and increased sales resources. Whereas Germany has been, and still is, an important market for TiTech, the company has so far this year also experienced strong sales in markets like Spain, Italy and Japan.

Orwak Group

Performance in the Orwak Group improved considerably in the first half of 2006 compared to last year. Revenues are up spurred by new products and new distributors.

CommoDaS

On 7 June 2006 TOMRA announced the acquisition of CommoDaS GmbH for a purchase price equalling an enterprise value of approximately NOK 100 million (including NOK 10 million in net debt). A conditional payment is triggered if the 2007 EBIT exceeds a certain target. Closing of the transaction took place on 26 June 2006.

CommoDaS is a leading provider of advanced technology for recognition and sorting of high-value materials such as metals, plastics, glass, minerals and gems. CommoDaS' solutions are based on a variety of different technologies and more than 450 sorting systems have been sold worldwide. CommoDaS has several partners and distributors spanning most European countries, the US, Japan and South Africa.

In addition to representing an interesting growth case on its own, CommoDaS is a strong strategic fit with TiTech. Thus CommoDaS will be operated in close coordination with TiTech. CommoDaS generated a small positive profit on revenues of approximately NOK 75 million in 2005. Growth should be in line with TiTech's and operational leverage will ensure margin improvements. CommoDaS' financials will be included in the third quarter 2006 report.

Development initiatives

As the intention behind this segment is to create transparency around TOMRA's spending on future growth initiatives, revenues booked are limited. In second quarter 2006 revenues amounted to 2 MNOK, predominantly from Japan. Overall costs related to development activities were reduced versus last year.

Figures in NOK million	2q06	2q05	6m06	6m05
Revenue	2	1	3	2
- Rest of World	*2*	*1*	*3*	*2*
Gross contribution	-1	0	-1	0
- in %				
Operating expenses	12	30	28	46
Operating profit	(13)	(30)	(29)	(46)

The second quarter 2006 marked the final breakthrough for TOMRA's collection technology in markets without deposit on beverage containers. Different business models are emerging in different markets, each based on unique market characteristics and needs. TOMRA currently has three main initiatives:

The UK

After successfully completing a pilot test that was initiated in late 2004, Tesco on 2 June 2006 placed a firm order for 100 Tomra Recycling Centers (TRC). The order is worth approximately 100 MNOK. 15 centers will be delivered during 2006 and the remaining 85 centers will be delivered during second and third quarter next year. The size of the order makes it possible for TOMRA to industrialize the production of the centers and thus bring cost of goods sold down to a level where the TRC product line becomes profitable for TOMRA.

The Tesco order represents a breakthrough for TOMRA in non-deposit markets. TOMRA and Tesco have together crafted a business model that makes investment in state of the art collection technology viable even in a market without deposit on beverage containers/packaging. Investments and operational costs are paid for by the value of the materials collected by the centers together with grants from the municipalities/government for the job Tesco is doing in terms of collecting packaging.

Having the leading retailer in one of the most advanced retail markets in the world as a reference makes it possible for TOMRA to target other potential TRC customers. Even though the potential with Tesco in the UK alone is estimated

at 500-600 TRCs, the need for this type of collection infrastructure is evident in several other markets. The applicability of the TRC technology in markets lacking an effective and efficient collection infrastructure together with the flexibility of the TRC business model makes it a very interesting product line for TOMRA in the future.

Japan

In May 2006 TOMRA and Sumitomo Corporation signed a partnership agreement. The agreement represented the conclusion of the cooperation and discussions that have been ongoing since late 2004. Under the agreement TOMRA and Sumitomo will commit joint resources (people and money) to a project aiming at installing 100 reverse vending machines in the Tokyo area before June 2007.

Progress in Japan so far into 2006 has been very good. 10 machines were installed in the first quarter and another 8 machines in the second quarter of 2006. Moreover, in early July TOMRA and Sumitomo received an order for 15 new machines from Adachi Ward. This ward will start up a new system for collection and recycling of PET bottles in 2006 as a complement to the existing curbside system. The system will use RVMs to be installed at a number of supermarkets and other commercial/ retail locations.

Given a successful development in Japan, TOMRA and Sumitomo aim to install 2,000 RVMs over the next 3 years. This represents a sizeable opportunity, but the total potential for RVMs in Japan is estimated to be in the 20,000-25,000 range.

Greece

Another interesting non-deposit opportunity for TOMRA has materialized in Greece. A privately owned company will put in place more than 70 recycling centers. Each center will be equipped with RVMs for glass, plastics and aluminum/steel. The centers will be financed through advertising revenues plus the commodity value of the collected materials. In order to stimulate customers to use the centers, a combination of monetary incentives and discount vouchers will be used.

The initial potential for TOMRA is 210 RVMs delivered in 3 batches during 2006/2007. The first 39 machines have already been shipped and will most likely be installed in autumn 2006.

SHARES AND SHAREHOLDERS

The total number of issued shares at the end of second quarter 2006 was 178,486,559 shares, including 4,844,695 treasury shares. The Annual General Meeting has decided that these treasury shares shall be deleted and an application has been sent to Brønnøysundregisteret in Norway.

The total number of shareholders decreased from 13,791 at the end of first quarter 2006 to 12,986 at the end of second quarter 2006. 58.2 percent of TOMRA's shareholders were Norwegian residents at the end of second quarter 2006.

TOMRA's share price decreased from NOK 52.50 to NOK 50.50 during second quarter 2006. The number of shares traded at the Oslo Stock Exchange in second quarter 2006 was 129 million shares compared to 91 million in the same period last year.

Asker, 13 July 2006

The Board of Directors
TOMRA SYSTEMS ASA

Jan Chr. Opsahl	Amund Skarholt
Chairman of the Board	President & CEO

INCOME STATEMENT					
(Figures in NOK million)	**2006**	**2005**	**2006**	**2005**	**2005**
Operating revenues	1020.4	592.8	1842.8	1096.6	2413.1
Cost of goods sold	603.7	357.9	1092.0	660.9	1433.9
Depreciations/write-down	20.6	14.8	41.5	30.6	68.5
Gross contribution	*396.1*	*220.1*	*709.3*	*405.1*	*910.7*
Operating expenses	173.0	200.1	341.6	361.3	673.5
Depreciations/write-down	20.4	41.5	41.6	60.6	104.2
Operating profit	*202.7*	*(21.5)*	*326.1*	*(16.8)*	*133.0*
Net financial income	0.7	2.5	2.7	6.3	14.5
Profit before tax	*203.4*	*(19.0)*	*328.8*	*(10.5)*	*147.5*
Taxes	67.1	(0.7)	108.5	2.4	55.2
Net profit continued operations	136.3	(18.3)	*220.3*	*(12.9)*	*92.3*
Profit/(loss) on discontinued operations	0.0	(75.1)	0.0	(71.6)	(70.4)
Net profit for the period	*136.3*	*(93.4)*	*220.3*	*(84.5)*	*21.9*
Minority interest	(4.3)	(4.9)	(6.0)	(6.3)	(13.6)
Earnings per share (NOK)	*0.76*	*(0.55)*	*1.23*	*(0.51)*	*0.05*

BALANCE SHEET	**30 June**		**31 Dec.**
(Figures in NOK million)	**2006**	**2005**	**2005**
ASSETS			
Intangible assets	801.8	714.8	683.3
Leasing equipment	137.5	148.7	154.0
Other fixed assets	611.0	618.7	659.2
Inventory	565.0	326.6	334.1
Short-term receivables	1068.9	679.3	671.6
Cash and cash equivalents	128.4	426.5	491.4
Assets classifies as held for sale	0.0	182.0	0.0
TOTAL ASSETS	*3312.6*	*3096.6*	*2993.6*
LIABILITIES & EQUITY			
Paid-in capital	1592.0	1596.8	1592.3
Retained earnings	525.6	715.4	573.6
Minority interests	81.8	80.3	75.2
Deferred taxes	18.1	10.1	18.0
Long-term interest-bearing liabilities	16.2	58.6	27.8
Short-term interest-bearing liabilities	48.5	0.8	33.5
Other liabilities	1030.4	592.2	673.2
Liabilities classified as held for sale	0.0	42.4	0.0
TOTAL LIABILITIES & EQUITY	*3312.6*	*3096.6*	*2993.6*

CASH FLOW STATEMENT	**2nd Quarter**		**Accumulated 30 June**		**Full year**
(Figures in NOK million)	**2006**	**2005**	**2006**	**2005**	**2005**
Profit before taxes	203.4	(19.0)	328.8	(10.5)	147.5
Changes in working capital	(290.0)	7.5	(370.9)	(41.9)	(51.4)
Other operating changes	22.0	55.4	13.5	97.7	146.4
Total cash flow from operations	(64.6)	43.9	(28.6)	45.3	242.5
Total cash flow from investments	(137.7)	(34.1)	(163.6)	(245.8)	(176.5)
Total cash flow from financing	(34.5)	(350.1)	(159.9)	(359.4)	(566.1)
Total cash flow for period	*(236.8)*	*(340.3)*	*(352.1)*	*(559.9)*	*(500.1)*
Exchange rate effect on cash	(4.9)	0.7	(10.9)	3.4	8.5
Opening cash balance	370.1	766.1	491.4	983.0	983.0
Closing cash balance	128.4	426.5	128.4	426.5	491.4

EQUITY (Figures in NOK million)	2nd Quarter 2006	2nd Quarter 2005	Accumulated 30 June 2006	Accumulated 30 June 2005	Full Year 2005
Opening balance	*2105.4*	*2667.4*	*2165.9*	*2596.3*	*2563.8*
Net profit	132.0	(98.3)	214.3	(90.8)	8.3
Translation difference	(57.3)	58.5	(95.8)	116.7	118.5
Equity settled transactions	0.0	5.9	(93.8)	11.3	25.5
Other equity adjustments	(1.6)	0.0	8.2	0.0	(17.8)
Dividend paid	(60.9)	(321.3)	(60.9)	(321.3)	(321.3)
Net purchase of own shares	0.0	0.0	(20.3)	0.0	(211.1)
Closing balance	*2117.6*	*2312.2*	*2117.6*	*2312.2*	*2165.9*

INTERIM RESULTS (Figures in NOK million)	2nd Quarter 2006	1st Quarter 2006	4th Quarter 2005	3rd Quarter 2005	2nd Quarter 2005
Operating revenues (MNOK)	1020.4	822.4	675.1	641.6	592.8
EBITDA (MNOK)	243.7	165.5	126.4	104.9	34.8
Operating profit (MNOK)	202.7	123.4	78.7	71.1	(21.5)
Sales growth (year-on-year) (%)	72.1	63.2	20.1	13.4	16.9
Gross margin (%)	38.8	38.1	37.7	39.2	37.1
Operating margin (%)	19.9	15.0	11.7	11.1	(3.6)
EPS (NOK)	0.76	0.47	0.31	0.25	(0.55)
EPS (NOK) fully diluted	0.76	0.47	0.31	0.25	(0.55)

NOTES:

The 2006 and 2005 financial figures have been prepared and presented based upon International Financial Reporting Standards (IFRS). This quarterly report has been prepared in accordance with IAS34, and in accordance with the principles used in the annual accounts for 2005. The quarterly figures do not however include all information required for a full annual financial statement of the Group and should be read in conjunction with the annual financial statement for 2005. The quarterly figures have not been audited. The quarterly reports require management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ form these estimates. The significant judgments made by management in preparing these condensed consolidated interim financial statements in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ending 31 December 2005.

Revenue recognition: Revenues from sales and sales-type leases of the company's products are generally recognized at the time of installation. Revenues from service contracts and operating leases of the company's products are recognized over the duration of the related agreements. Other service revenues are recognized when services are provided.

Use of financial instruments: The Group has during first quarter 2006 sold 75 MEUR against NOK at an exchange rate of 8.11. This has been done in order to secure the EURO-nominated income from parts of two firm contracts in Germany. The EURO has been sold on forward contracts where 14 percent expires in 1Q06, 26 percent expires in 2Q06, 35 percent expires in 3Q06 and 25 percent expires in 4Q06. When in accordance with IAS39, the secured part of the revenues from these contracts will be reflected at 8.11. The Group does not apply hedge accounting on any other contracts or predicted cash flows.

Seasonality: The Materials Handling operations, and to some extent the US Collection Technology operations, are influenced by seasonality. The seasonality mirrors the beverage consumption pattern in the US, which normally is higher during the summer (2Q and 3Q) than during the winter (1Q and 4Q).

Segment reporting: TOMRA has divided its primary reporting format into four business segments: Collection Technology, Materials Handling, Industrial Processing Technology and Development Activities. In addition, the corporate overhead costs are reported in a separate column. The split is based upon the risk- and return profile of the Group's different activities; also taking into consideration TOMRA's internal reporting structure.

- Collection Technology consists of the sale, lease and servicing of RVMs to retail stores in Europe and North America plus related data management systems, which monitor container collection volumes and related cash flows.
- Materials Handling consists of pick-up, transportation and processing of empty beverage containers on behalf of beverage producers/fillers on the US East Coast and in Canada. In addition, this segment includes the collection activities in California, where TOMRA owns and operates a number of collection centers outside retail stores.
- Industrial Processing Technology consists of TiTech Visionsort, which provides advanced optical sorting systems, and Orwak Group, a leading provider of compaction solutions for recyclables such as cardboard, paper and plastics.
- Development Initiatives consist of general business development activities and projects in Japan and UK. The segment includes the activities related to the development of the Tomra Recycling Center (TRC), a fully automated low cost recycling center for non-deposit markets.
- Group Functions consist of costs related to corporate functions at TOMRA's headquarters.

Assets and liabilities are distributed on the different business segments, except for cash, interest-bearing debt and tax-positions, which are allocated to Group Functions. There are no material segment revenues from transactions with other segments.

Discontinued operations comprise TOMRA's Brazilian operations, which were sold in August 2005. The result from discontinued operations is presented in a separate line in the Profit and Loss statement. The assets and liabilities related to these operations are classified as "held for sale" in the balance sheet and reported on a separate line.

APPENDIX: SEGMENT FINANCIALS

SEGMENT	Collection Technology		Materials Handling		Industrial Processing Technology		Development Initiatives		Group Functions		Total	
(Figures in NOK millions)	2nd Quarter		2nd Quarter		2nd Quarter		2nd Quarter		2nd Quarter		2nd Quarter	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Revenues	656	278	241	213	122	101	2	1	-	-	1021	593
- Nordic	*99*	*97*	-	-	*20*	*21*	-	-	-	-	*119*	*118*
- Central Europe & UK	*471*	*89*	-	-	*75*	*42*	-	-	-	-	*546*	*131*
- Rest of Europe	-	-	-	-	*17*	*13*	-	-	-	-	*17*	*13*
- US East & Canada	*86*	*92*	*123*	*120*	*1*	*10*	-	-	-	-	*210*	*222*
- US West	-	-	*118*	*93*	-	-	-	-	-	-	*118*	*93*
- Rest of World	-	-	-	-	*9*	*15*	*2*	*1*	-	-	*11*	*16*
Gross contribution	289	118	51	54	57	48	(1)	-	-	-	396	220
- in %	*44%*	*42%*	*21%*	*25%*	*47%*	48%	-	-	-	-	*39%*	*37%*
Operating profit	179	(20)	19	20	22	12	(13)	(30)	(4)	(4)	203	(22)
- in %	*27%*	-	*8%*	*9%*	*18%*	*12%*	-	-	-	-	*20%*	-

SEGMENT	Collection Technology		Materials Handling		Industrial Processing Technology		Development Initiatives		Group Functions		Total	
(Figures in NOK millions)	Accumulated 30 June		Accumulated 30 June		Accumulated 30 June		Accumulated 30 June		Accumulated 30 June		Accumulated 30 June	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Revenues	1159	528	459	400	222	167	3	2	-	-	1843	1097
- Nordic	*194*	*182*	-	-	*29*	*35*	-	-	-	-	*223*	*217*
- Central Europe & UK	*785*	*173*	-	-	*131*	*81*	-	-	-	-	*916*	*254*
- Rest of Europe	-	-	-	-	*28*	*17*	-	-	-	-	*28*	*17*
- US East & Canada	*180*	*173*	*237*	*221*	*8*	*13*	-	-	-	-	*425*	*407*
- US West	-	-	*222*	*179*	-	-	-	-	-	-	*222*	*179*
- Rest of World	-	-	-	-	*26*	*21*	*3*	*2*	-	-	*29*	*23*
Gross contribution	511	241	94	88	105	76	(1)	-	-	-	709	405
- in %	*44%*	*46%*	*20%*	*22%*	*47%*	46%	-	-	-	-	*38%*	*37%*
Operating profit	295	11	33	28	35	3	(29)	(46)	(8)	(13)	326	(17)
- in %	*25%*	*2%*	*7%*	*7%*	*16%*	*2%*	-	-	-	-	*18%*	-
Assets	1731	1191	656	678	657	491	11	192	258	545	3313	3097
Liabilities	715	380	79	115	113	83	2	44	204	82	1113	704

TOMRA SYSTEMS ASA
082 - 03334

TOMRA®

2Q 2006

Best ever quarter for TOMRA!

- **Strong performance in all business areas:**
  - Revenues of 1021 MNOK
    (+72 percent vs. 593 MNOK in second quarter 2005)
  - Operating profit of 203 MNOK
    (-22 MNOK in second quarter 2005)
  - Cash flow from operations of -65 MNOK
    (44 MNOK in second quarter 2005)

- **Breakthrough in non-deposit markets**
  - TESCO order for 100 Tomra Recycling Centers
  - Partnership agreement with Sumitomo signed
  - Order for minimum 210 RVMs from Greece

- **Acquisition of CommoDaS GmbH – a world leader in advanced recognition and sorting of high-value materials**

Financial highlights – Profit and loss statement (IFRS continued operations*)

Figures in NOK million	2Q 2006	2Q 2005	YTD 2006	YTD 2005
Revenues	1021	593	1843	1097
• Collection Technology	656	278	1159	528
• Materials Handling	241	213	459	400
• Industrial Processing Technology	122	101	222	167
• Development initiatives	2	1	3	2
Gross contribution	396	220	709	405
Gross margin	*39%*	*37%*	*38%*	*37%*
Operating expenses	193	242	383	422
Operating profit	203	(22)	326	(17)
Operating margin	*20%*	-	*18%*	-

Excluding 2005 restructuring charges

Gross contribution	396	232	709	417
Gross contribution margin	*39%*	*39%*	*38%*	*38%*
Operating expenses	193	199	383	375
Operating profit	203	33	326	42
Operating profit margin	*20%*	*6%*	*18%*	*4%*

*** Brazilian operations discontinued in August 2005**

Financial highlights - Balance sheet

Figures in NOK million	30 June 2006	30 June 2005
ASSETS	3,313	3,097
• Intangible assets	802	715
• Leasing equipment	138	149
• Other fixed assets	611	619
• Inventory	565	327
• Short-term receivables	1,069	679
• Cash and cash equivalents	128	426
• Assets classified as held for sale	0	182

Significant increase in working capital due to 72% growth in revenues and ramp-up in Germany

Working capital will come down in third quarter

Cash reserves have decreased due to acquisition of CommoDaS GmbH and working capital requirements in Germany

SEGMENT: Collection Technology


Welcome
T-820





Collection Technology – Financials

Figures in NOK million	**2Q 2006**	**2Q 2005**	**YTD 2006**	**YTD 2005**
Revenues	656	278	1159	528
• Nordic	99	97	194	182
• Central Europe & UK	471	89	785	173
• US East/Canada	86	92	180	173
Gross contribution	289	118	511	241
in %	*44%*	*42%*	*44%*	*46%*
Operating expenses	110	138	216	230
Operating profit	179	(20)	295	11
in %	*27%*	-	*25%*	*2%*

Excluding 2005 restructuring charges

Gross contribution	289	130	511	253
Gross contribution margin	*44%*	*47%*	*44%*	*48%*
Operating expenses	110	104	216	196
Operating profit	179	26	295	57
Operating profit margin	*27%*	*9%*	*25%*	*11%*

Collection Technology – Highlights

Europe

- Revenues of 570 MNOK in 2Q 2006, up 206% versus last year
  - 2,600 new machines installed and 400 existing machines upgraded in Germany during 2Q 2006
  - 9% growth (measured in NOK) in markets outside Germany
- Orders for ~200 RVMs received in Germany during 2Q 2006, bringing total order volume to ~9,600 RVMs
- Initial frame contract signed with DRS in Denmark for 150 backroom solutions. Total potential is ~1,000 backroom solutions/compactors to be delivered before 2008
- More than 400 UNOs sold during 2Q 2006

North America

- Revenues of 13.8 MUSD in second quarter, down 5% versus last year; YTD revenues up 2% measured in USD, 4% measured in NOK
- The decline in 2Q is due to timing of placements (more machines than expected installed in 1Q, as commented in the 1Q 2006 report) and lower beverage container volumes

Collection Technology – Order situation in Germany

ESTIMATES

Order situation in Germany
Number of machines ordered


9,400
200
9,600
6,500
16,100
Acc. TOMRA order intake per 1Q 2006
Tomra order intake in 2Q 2006
Acc. TOMRA order intake per 2Q 2006
Acc. order intake by compe-titors*
Total orders from Germany

- Orders for 8,100 new machines and 1,500 upgrades have been placed with TOMRA so far
- Limited new orders in 2Q as customers have focused on implementation and testing of new equipment has been delayed
- The market in Germany is currently split between 3 players*
  - TOMRA with ~60%, Wincor Nixdorf with ~25% and Repant with ~15%

* Based on publicly announced orders

Collection Technology – recognition of revenues from Germany

ESTIMATES

Revenue recognition of TOMRA's orders
Number of machines


4Q05
~ 80
1Q06
~ 2,000
2Q06
~ 3,000
3Q06
~ 2,400
4Q06
~ 2,100
TOTAL
~ 9,600

- Production and installation according to plans
- 2,600 new machines installed and 400 existing machines upgraded in 2Q
- Exact timing of installations still difficult to predict – quarterly deviations must be expected although full-year volume remains unchanged

Collection Technology – Market outlook in Germany

TOMRA

Initial estimates		Revised estimates
• Total market potential of 30,000-40,000 RVMs in a *fully penetrated* scenario	→	• Total market potential of 30,000 RVMs during 2006, 2007 and 2008 • The 40,000 mark more likely to be reached in a 5 year perspective after the initial wave of roll-out
• 50-70% market share	→	• ~50-70% market share
• Average price per RVM of 150,000-175,000 NOK	→	• Average price per ***NEW*** RVM of ~150,000-160,000 NOK
• Lower gross margins than traditional RVM business	→	• Up to 10 %-points lower gross margin than on traditional RVMs
• EBIT margin of 20%+	→	• EBIT margin of 20%+

Collection Technology – UNO status

More than 1,100 UNOs sold so far!

Ongoing tests with 20+ potential high-volume customers!


Say goodbye
to handling container returns manually
• Improve customer service
• Save time for store personnel
• Reduce theft and miscalculations
• Offer a more hygienic solution
• Increase turnover
1% to 5% increase in test stores due to more consumer visits
Breakthrough reverse vending technology.
Specifically designed for stores that manually accept less than 1500 containers per week
Introducing UNO

TOMRA

SEGMENT: Materials Handling


1510


Recycling Center


TOMRA

Materials Handling – Financials

Figures in NOK million	2Q 2006	2Q 2005	YTD 2006	YTD 2005
Revenues	241	213	459	400
• US East/Canada	123	120	237	221
• US West (California)	118	93	222	179
Gross contribution ***in %***	51 *21%*	54 *25%*	94 *20%*	88 *22%*
Operating expenses	32	34	61	60
Operating profit ***in %***	19 *8%*	20 *9%*	33 *7%*	28 *7%*

Materials Handling – Highlights

US East/ Canada

- Revenues of 19.7 MUSD, up 4% versus last year; YTD revenues up 5% measured in USD, 7% in NOK
- Growth in second quarter driven by processing agreement and materials marketing activities, partly offset by 5% decline in container volumes

US West/ California

- Revenues of 18.8 MUSD, up 30% versus last year; YTD revenues up 22% measured in USD, 24% in NOK
- Growth in second quarter driven by strong volumes (+16%) and higher commodity pricing

SEGMENT: Industrial Processing Technology

TOMRA


STADL


Metal



Helping the world recycle

TOMRA

Industrial Processing Technology – Financials*

Figures in NOK million	**2Q 2006**	**2Q 2005**	**YTD 2006**	**YTD 2005**
Revenues	122	101	222	167
• Nordic	20	21	29	35
• Central Europe & UK	75	42	131	81
• Rest of Europe	17	13	28	17
• US/Canada	1	10	8	13
• Rest of World	9	15	26	21
Gross contribution	57	48	105	76
in %	*47%*	*48%*	*47%*	*46%*
Operating expenses	35	36	70	73
Operating profit	22	12	35	3
in %	*18%*	*12%*	*16%*	*2%*
Excluding 2005 restructuring charges				
Gross contribution	57	48	105	76
Gross contribution margin	*47%*	*48%*	*47%*	*46%*
Operating expenses	35	33	70	70
Operating profit	22	15	35	6
Operating profit margin	*18%*	*15%*	*16%*	*4%*

*** Not including CommoDaS**

Industrial Processing Technology – Highlights

Recognition & sorting

TITECH VISIONSORT
CommoDaS

- Continued strong demand for TiTech solutions
  - Increased sales in core markets
  - Demand from new markets picking up
  - Order backlog is strong
- Operational leverage yields attractive margins for TiTech
- CommoDaS – a world leader in advanced recognition and sorting technology for high value materials – was acquired by TOMRA on 6 June 2006
- Closing of the CommoDaS transaction took place on 26 June
- CommoDaS' financials will be included in the segment reporting as of next quarter

Volume reduction

ORWAK GROUP

- Sales significantly increased vs. last year
  - Growth driven by new product lines and distributors
  - Order backlog is strong

Industrial Processing Technology – Acquisition of CommoDaS GmbH


MetalaX


1
2
3
4
5
6
7
8
9
10

Schematical Diagram

1 Conveying chute	5 Computer	8 Accept stream
2 Belt	6 Monitor (optional)	9 Reject stream
3 Metal sensor	7 Airpressure valves	10 Modem (optional)
4 Line Camera		

General:
- Established 1988
- Headquartered in Germany
- 45 employees

Products:
Advanced recognition and sorting equipment for
- Plastics (including flakes)
- Glass
- Metals (including cars and electrical & electronic waste)
- Minerals
- Gems (diamonds etc.)

Customers:
- Recycling (70% of units) and mining (30% of units) companies

Markets:
- Europe (60-70%), US and Canada (~10%), Japan (10%)
- 400 installed units

Key technologies:
- X-ray
- Color linescan cameras
- Magnetic sensors

Together, CommoDaS and TiTech will become a "house for advanced recognition/sorting technology"


Market segments
...
Cars
Electronics
C&D
...
Metals
RDF
Paper
Packaging
Joint developments
or M&A
CommoDas
TiTech
today
NIR
X-ray
Elemental
spec.
Technologies

Strong strategic fit between TiTech and CommoDaS

SEGMENT: Development initiatives







Development initiatives – Non-deposit breakthrough!

TOMRA

UK


THIS BANK NOW ACCEPTS
CANS AND PLASTIC BOTTLES

Automating bottle banks



Japan



Curbside conversion


LoFt

Greece


(illustrative)

Implementing a collection system


Helping the world recycle
(illustrative)

Development initiatives – UK project with Tesco

- TESCO placed a firm order for 100 Tomra Recycling Centers on 2 June 2006
- The centers will cost ~1 MNOK each and be delivered in 2006 (~15 centers) and in 2Q/3Q 2007 (~85 centers)
- The order represents a breakthrough for TOMRA's non-deposit business model and paves the way for increased focus in markets that are currently not served by TOMRA
  - The full potential with Tesco in the UK alone is 500-600 centers
  - Several other European markets and US states could implement a similar infrastructure


Recycling

Development initiatives – The Sumitomo partnership in Japan

- Partnership Agreement with Sumitomo Corporation signed in May 2006
- TOMRA and Sumitomo will commit joint resources (people and money) to a project aiming at installing 100 machines in the Tokyo area before June 2007
- Progress so far in 2006 has been good:
  - 18 machines installed during the first two quarters of which 13 were placed in Tokyo
  - Order for 15 machines received beginning of 3Q from Adachi Ward
- Given a successful development, TOMRA and Sumitomo aim to install 2,000 RVMs over the next 3 years in Japan
- The total potential for RVMs in Japan given full penetration across the country is estimated at approximately 25,000


TOMRA
Helping the world recycle
TOMRA

Development initiatives – A new approach to recycling in Greece

- A privately owned company will install more than 70 recycling centers in Greece
- Each center will be equipped with RVMs for glass, plastics and aluminum/steel
- The centers will to a large extent be financed with advertising revenues and the commodity value of the collected materials
- In order to generate customer traffic, consumers will be paid a small amount of money per container or receive discount vouchers
- The initial potential for Tomra is 210 RVMs delivered in 3 batches – the first 39 machines have been shipped and will be installed in autumn 2006

Summary – key initiatives

Collection Technology



- Capture target share of remaining orders in Germany
- Continue work in the Nordic region in terms of replacing old machines
- US strategic account focus for new HCp expansion
- Continue UNO tests with potential high volume customers

Industrial Processing Technology



- Enter new market segments and new geographical markets
- Coordinate TiTech and CommoDaS
- Selective M&A

Materials Handling



- Consolidate/optimize processing plant operations
- Continued rationalization/outsourcing
- Commodity marketing focus to strengthen operations/maximize opportunity

Development initiatives



- Meet target of 100 machines in Tokyo before June 2007
- Roll out 100 TRCs to Tesco
- Build pipeline of new TRC pilot and sales opportunities

TOMRA®

Helping the world recycle

TOMRA

Addendum slides

Helping the world recycle

Major shareholders*

1.	Folketrygdfondet	17 091 300	9.6%
2.	Orkla ASA	9 829 200	5.5%
3.	State Street Bank & Client Omnibus D	7 181 252	4.0%
4.	Tomra Systems ASA	4 844 695	2.7%
5.	JP Morgan Chase Bank Clients Treaty Account	4 706 562	2.6%
6.	Vital Forsikring ASA DnB NOR Kapitalforvaltning	3 511 568	2.0%
7.	Danske Bank A/S 3887 Operations Sec.	3 323 032	1.9%
8.	Clearstream Banking CID Dept, Frankfurt	3 307 034	1.9%
9.	Bank of New York, BR S/A St of New Jersey	2 693 100	1.5%
10.	Svenska Handelsbanken C/O Handelsbanken AS	2 130 005	1.2%
	SUB-TOTAL	**58 617 748**	**32.8%**
	Other shareholders	**119 868 811**	**67.2%**
	TOTAL (12,986 shareholders)	**178,486,559**	**100.0%**
	Total foreign ownership	**74 620 350**	**41.8%**

***Registered 30 June 2006**

Shares & shareholders*

1.	Norway	58.2%	12 166
2.	Great Britain	12.8%	83
3.	USA	11.0%	172
4.	Luxembourg	4.3%	43
5.	Denmark	2.9%	60
6.	Sweden	2.3%	114
7.	Switzerland	1.3%	18
8.	France	1.1%	18
9.	Austria	1.1%	18
10.	Holland	0.6%	56
	TOTAL	**95.5%**	**13 517**

*Registered 30 June 2006